UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ImmunoGen, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

45253H101

(CUSIP Number)

June 2, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45253H101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shire BioChem Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 66,098
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 66,098
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 45253H101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shire Pharmaceuticals Group Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 66,098
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 66,098
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* CO

Item 1(a). Name of Issuer:

     ImmunoGen, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

     128 Sidney Street, Cambridge, MA 02139

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

(i)	Shire BioChem Inc.
(ii)	Shire Pharmaceuticals Group Plc

Item 2(b). Address of Principal Business Office

(i)	Shire BioChem Inc.
275 Armand-Frappier Blvd.
Laval, Quebec
Canada H7V4A7

(ii)	Shire Pharmaceuticals Group Plc
Hampshire International Business Park
Chineham, Basingstoke
RG24 8EP
United Kingdom

Item 2(c). Citizenship:

(i)	Shire BioChem Inc. is a Canadian corporation.
(ii)	Shire Pharmaceuticals Group Plc is a public limited company organized under the laws of England and Wales.

Item 2(d). Title of Class of Securities:

     Common Stock, $.01 par value (the "Shares")

Item 2(e). CUSIP Number:

     45253H101

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     This item is not applicable.

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     Shire BioChem Inc.

(a)	Amount beneficially owned: 66,098

(b)	Percent of class: 0.2%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 66,098

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 66,098

Shire Pharmaceuticals Group Plc

(a)	Amount beneficially owned: 66,098(1)

(b)	Percent of class: 0.2%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 66,098

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 66,098

     (1) All of the Shares are held by Shire BioChem Inc., a wholly-owned subsidiary of Shire Pharmaceuticals Group Plc.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8. Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHIRE BIOCHEM INC.

Date:	June 3, 2004	By:	/s/ Angus Russell

			Name:	Angus Russell
			Title:	Director

SHIRE PHARMACEUTICALS GROUP PLC

Date:	June 3, 2004	By:	/s/ Angus Russell

			Name:	Angus Russell
			Title:	Director

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement dated June 3, 2004 by and among Shire BioChem Inc. and Shire Pharmaceuticals Group Plc	9

EXHIBIT A
 JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of ImmunoGen, Inc. dated as of June 3, 2004 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

SHIRE BIOCHEM INC.

Date:	June 3, 2004	By:	/s/ Angus Russell

			Name:	Angus Russell
			Title:	Director

SHIRE PHARMACEUTICALS GROUP PLC

Date:	June 3, 2004	By:	/s/ Angus Russell

			Name:	Angus Russell
			Title:	Director

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